Hermesus Investment Holdings Inc. Offering Webpage

BITCOIN

RAISING NOW

HERMESUS.com

Hermesus $5M Crowdfunding (2022)

US-Based Trading Platform
Anyone Can Invest

Reg CF

$5,000,000 5% Equity Share
HermCF Share - $100.00

Minimum Investment: $100

Invest

Overview Gallery Return on Investment Offer Details ▾

Project Summary

Anyone can invest





HERMESUS

Hermesus.com — a FinTech platform building a next generation digital currency and digital assets exchange — is launching a crowdfunding capital raise. Investors can now join one of the most progressive FinTech projects of the year. Invest in Hermesus and become a co-owner of a US-based Digital Currency Exchange. Welcome to the era of digital assets.

Offer Details

Investment Target	$5,000,000
Minimum Raise	$10,000
Minimum Investment Amount	$100
Post-money Valuation	$ 100,000,000
Equity Share Type	Preferred Stock

Investment Perk Levels	Perk Descriptions
1: $200-499 Invested and assets deposited	$50 value in crypto, deposited into trading account
2: $500-$999 Invested and assets deposited	Same as Level 1, plus 10% trading fee discount*
3: $1,000-$1,999 Invested and assets deposited	Same as Level 1, plus 15% trading fee discount*
4: $2,000+ Invested and assets deposited	Same as Level 1, plus 20% trading fee discount*

*** To qualify for investment perks, investors must open a trading account at Hermesus.com. Investors who also deposit assets and trade at Hermesus.com will receive the stated discount on their Hermesus trading fees. This discount is capped at the full amount invested and expires after one year. Discount offers are not cumulative and not transferable. Conditions apply.**

> *Young investors have flooded into digital currency during the pandemic, while the older generation can't get enough of gold*
>
> — *JPMorgan*

Hermesus is a new generation digital asset trading platform based and operated in the USA. Our goal is to bridge the world of traditional finance and the new and emerging digital economy. We strive to deliver high and attractive value propositions to our users while maintaining ease of use and pushing innovation. Ultimately, we wish to drive the creation of a new financial ecosystem, grounded at the intersection of assets and blockchain technology by providing:

- a trading platform for digital assets with a large, active, and friendly community

- an efficient platform that can handle significant traffic and operate at optimal performance even during peak load times

- new and prospective projects and their communities with a reliable platform on which to grow

- support for the development and growth of blockchain and digital asset industries into a mature and appealing state for mass adoption

Digital Assets Trading & Compliance

Key Features

Wallet management system

Liquidity and cash flow management

Competitive fee schedule

Support for forks, tokens, and stablecoins

API for high frequency trading

Support for multi-signature transactions

Built-in KYC/AML module

Automatic scaling based on client traffic

Security First

Banking and FinTech security policies

Isolation of money and "4 eyes" processes

Two Factor Authentication for Tx Signature

Inherits from Kubernetes security

Compliant for Users Nationally and Internationally

Regulatory approval confirmed via regulator confirmation letter

Authorized to trade digital currencies and digital assets

Authorized digital currency custodian in the USA

Customer acquisition strategy

>100,000 potential customers via strategic partners and social media communities

Access to digital trading industry data base of 500,000 users

Established customer referral program for international exchanges that do not offer US customer registration

HERMESUS Software Features

User friendly interface and lightning fast software architecture

Easy to Use

Hermesus has a pleasant and intuitive interface: the colors, the spacing, and all of the components have been designed to make it easy for a client navigate



Secure

Our security protocols are driven by state and federal qualified custodian standards

High Throughput

Hermesus matching engine has been tested up to 2,000,000 transaction per second per trading pair

Unique Proposition

There is only a handful of large exchanges operating in the USA, owing to regulatory hurdles and a lack of clarity; Hermesus aims to be among the top industry players

Customer Support

Customer support is one click away. We utilize the most popular customer support software suite, which makes it easy to manage requests, ensure we do not miss any inquiries, and respond promptly



Market Overview

Over the next 25 years, baby-boomers will pass $68 trillion to their children — the greatest inter-generational wealth transfer in history. The recipient demographic is technology-savvy, welcomes change and disruption, and is a demonstrated early adopter of financial technology (fintech) solutions. At the same time, legacy financial markets and institutions lack the agility and willingness to be first-movers with new technologies. The rapid rise of decentralized blockchain technology is an early indicator that the next generation of financial technology and asset management will need to exist on these digital rails.

Hermesus is a newly formed, privately held fintech startup organized in Wyoming with a clear vision for the future of digital currency. We are determined to make a place for a USA-based trading platform in the digital assets market. Our team has invested years working on technology and compliance development. Our result is Hermesus: a next generation digital asset trading platform.

The Hermesus platform was created with the digital currency investment community at heart and in mind. Hermesus brings new and improved technology to help solve existing limitations, create new markets, address unmet market needs, and create value for our participants. Our goal is to provide our users with cost-effective and user-friendly access to digital currencies and digital assets. Our platform has a competitive fee schedule and includes secure digital currency custody services.

Since the launch of First Digital Currency in 2009, there has been consistent growth of the number of accounts at digital currencies service providers reflecting adoption rates of digital currencies. We see clear resemblances between the adoption rates of digital assets and that of Internet usage. We therefore anticipate a similar rate of adoption of digital currencies in the near to medium term. By our estimations, the digital currency market is anticipated to grow at least 4x over the next 10 years.

Our research suggests that approximately 140 million user accounts have been created at digital currency service providers, representing an estimated minimum 35 million ID-verified users.

Adoption rates of digital currencies and Internet



Number of internet users (lhs)
Number of Blockchain wallet users (rhs)
DB forecast of number of Blockchain wallet users (rhs)

Number of internet users

Number of Blockchain wallet users

2030

2020

Number of years since the Internet and Bitcoins have been public



Binance
Upbit
Huobi
Bittrex
Bithumb
OKEx
Bits blockchain
Bitfinex
Bit-Z
GDAX
Bitstamp
WEX
Kraken
HitBTC
CoinEgg
BTCC
EXX
Gemini
Poloniex
bitFlyer

Daily trading volume, in $ million (sources: Bloomberg, CoinMarketCap and exchange sites)

Trading Platform Dynamics

Currently, there are over 500 globally exchanges, compared to ~70 exchanges just three years ago.

Some major global digital currency exchanges have been able to add more than 100,000 users per day.

The global digital currency market generated between $754 million and $956 million in revenues in 2019 and is anticipated to grow over 11% per year to over $1,750 million by 2027.

Bloomberg estimates that the top 10 digital exchanges generate up to $3 million/day in trading fees, which roughly translates to over $1 billion per year.

Binance, the world's largest digital currency exchange, recently revealed that it had added more than 250,000 users on a single day. Binance has more than 15 million registered users.

Moreover, the digital trading markets are anticipated to experience substantial revenue growth as more and more users adopt digital currencies (from 5% in 2019 to over 20% by 2029). Assuming trade execution fees remain stable, aggregate digital currency trading platform revenues are anticipated to grow at a similar rate.


Share of total traffic on cryptocurrency exchanges (Nov to Apr)
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
United States
Japan
South Korea
Indonesia
India
China
Germany
United Kingdom
Russia
Brazil
Canada
Italy
France
Spain
Turkey
Vietnam
Thailand
Nigeria
Netherlands
Australia
Singapure
Switzerland
South Africa
Poland
Egypt
Iran
Saudi Arabia
Hong Kong
Pakistan
Belgium
Ukraine
Venezuela
Romania
Taiwan
Austria
Norway
Mexico
Czech Respublic
Greece
Algeria
Argentina
Portugal
Sweden
Colombia
Finland
Philippines
Chile
Morocco
Angola
Qatar

The US Dollar represented half of digital currency fiat trading on average, followed by
JPY (21%) and KRW (16%).



Sources: Cointelegraph.com, Fortune Business Insights, Forbes, Bloomberg, Binance, Yahoo Finance, Trustnodes

Comparative Fees Analysis

EXCHANGE	HERMESUS	KRAKEN	COINBASE	GEMINI
Fee Type	Fee Value	Fee Value	Fee Value	Fee Value
Market Taker	0.10%	0.26%	0.50%	1.49%
Market Maker	0.05%	0.16%	0.50%	1.49%
BTC Deposit	Free	Free	Free	Free
USD Deposit	$25	$35	$10+1.49%	Free
BTC Withdrawal	Free	0.0005 BTC	Free	0.001 BTC
USD Withdrawal	$5	$5	$25	Free

Sources: Competitor fee schedules; prices are
subject to change without notice

coinbase

GEMINI

HERMESUS

kraken

Hermesus pricing and throughput allows us to compete aggressively with the top 3 US-based digital currency exchanges. These three exchanges' aggregate user base topped 77 million users in 2019

In 2017, Coinbase had been opening 50 thousand accounts daily. With digital asset popularity gaining popularity, Hermesus expects to be in position to capitalize on market momentum

Comparative Valuation & KPI's

Current digital asset market cap exceeds $1 trillion

GEMINI

GEMINI

2022 Valuation: $ 7 Billion

13.6 Million Customers

1,500 Employees

$150 Million in revenue in 2021

Founded July 2014

kraken

KRAKEN

2022 Valuation: $ 10 Billion

6 Million Active Users

800 Employees

$155 Million in revenue in 2018

Founded July 2011

coinbase

COINBASE

Current Valuation: $ 23 Billion

13.3 Million Active Users

5,000 Employees

$7.4 Billion in revenue in 2021

Founded July 2012



Individual & Institutional Digital Currency Custody Services

Developing new technologies for customer digital asset custody and matching them with current US laws and regulations.

Banks can now offer digital currency and digital asset custody to their clients, but what does this really mean?

The Office of the Comptroller of the Currency (OCC) recently announced that nationally chartered banks in the U.S. can now enter into the digital asset custody arena. There are plenty of opinions about what impact this will have on the industry, and many of them are at odds.

Some commentators feel this is the beginning of a new era for the industry where banks will be able to offer complimentary digital asset services attractive to sophisticated investors.

But traditional financial institutions, banks included, move slowly. So, we don't expect any to announce their brand new custody platform immediately, if at all. Moreover, banks and other sophisticated players in the old school markets have not moved to adopt blockchain technology or digital currencies. Most nationally chartered banks will not risk their current business by learning how to deal with private keys and offering such services without letting the industry mature. According to a recent Fidelity survey, only about a third of all these firms even own any digital assets.

While banks are generally unwilling to enter the digital asset space, many investors in are not comfortable with the "Be-Your-Own-Bank" approach and take on the risk of storing their own digital currencies. Hermesus can help.



Procedures

Secure procedures and fail-safes developed for client asset custody. We utilize best practices in cold storage of digital funds





Internal Compliance

We follow and comply with the rules drafted for legacy banking and financial sector. The only difference is the type of funds and our unique storage procedures



Rules & Regulations

We comply with state requirements to provide digital currency custody services, as confirmed by the banking commissioner in our domicile

Custody Services

Many digital currency-based businesses require custody services by law. A combination of lower fees and broad range of service present key opportunities for our business.

Retirement Accounts

IRA and Sep IRA accounts accounted for $7.85 trillion in 2017. Being able to provide custody services is expected to drive revenues.

Potential Customers

Government entities, hedge funds, mutual funds, international commodity traders and more are clear target customer verticals.

Business Model and Projected Results of Operations

Business Model (data by month)

Optimistic View (Green Data)

Assumes average increase in customer acquisition by 2.5 times. Higher customer acquisition numbers are stimulated by increasing marketing budget and assume 25% lower customer acquisition cost

Pessimistic View (Orange Data)

Assumes lower customer acquisition volume due to unforeseen digital currency market conditions and increased regulatory and compliance restrictions worldwide



700000
600000
500000
400000
300000
200000
100000
0
2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36

$99 800 000
$79 800 000
$59 800 000
$39 800 000
$19 800 000
($200 000)
2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36

Hermesus Time To Market

The Hermesus Trading Platform is fully developed and fully deployed

HERMESUS
Platform Status



By Q1 2022, Hermesus trading platform was deployed on live servers with blockchain wallets connected and available for review at https://hermesus.com. The platform is open for registrations.

Hermesus
Customizations



Hermesus Platform has already completed KYC/AML provider and Banking Partner API integrations. Additionally, the Hermesus team is working on additional website design and branding updates, which are scheduled to be rolled out periodically

Hermesus
Operating Team



Hermesus has been brought together by a sophisticated operating team of qualified professionals with diverse applicable backgrounds in blockchain development, Web3.0, finance, engineering, and securities law and compliance.

Hermesus
Technical Support



The Hermesus Platform is backed up by a dedicated team of IT technical support assigned to the project. Additionally the platform features off-site 24/7 Customer Service via a 3rd party solution.

PROBLEMS and SOLUTIONS

Slow progress and poor choice exchanges on US market opens new opportunities and gives us competitive edge

Regulatory and compliance in US is expensive, complicated and time consuming

1

Few digital currency exchanges and lack of large scale competition leads to high and aggressive pricing and fees

2

Outdated user interface with emphasis on professional traders

3

Large market players place many funding and trading limits restrictions on new and existing clients to balance liquidity as they service a large customer base

4





1 Hermesus has developed proprietary tools that allow trading for customers from across the US

2 Our competitive fee structure allows our platform to attract new customers and compete with market leaders

3 Our user interface and software logic are designed to serve both professional traders and customers who are new to the industry

4 Hermesus intends to allow higher deposits and higher limits for digital currencies acquisition to attract institutional customers

HERMESUS PLATFORM

Summary of features and competitive advantages

Jurisdiction

Hermesus is uniquely positioned on the US market. Our business model allows us to do business in all 50 US states in compliance with federal and state law

Customer Service

Unlike most US-based exchanges, Hermesus strives to provide live 24/7 customer support

Market Capacity

Over 200 million potential US clients are between ages 18-65. Half are not educated for digital currenciess and are not registered on any exchange

Banking Relationships

Hermesus has existing relationships with US-chartered banks for digital currency / US Dollar conversion

Target Audience

In the USA alone, Hermesus is poised to take at least 1% of the market share with a goal of onboarding up to 2 million users within 3 years

Safety of Funds

Qualified custodian for digital currency assets in the USA offering services to individual and institutional clients

Deposit Methods

Based on existing banking relationships, Hermesus provides several key USD deposit options such as wire transfer and debit card processing

Other Currencies

Hermesus' partner banks provide access to additional global currencies, opening up worldwide markets (which are not accounted for in our modeling)

Hermesus Platform plans to roll out educational videos to assist new customers with information about digital currencies and explanations of Hermesus UI with step-by-step tutorials for using our trading platform.

Our Form C, on file with the Securities and Exchange Commission, is available here:
https://www.sec.gov/cgi-bin/browse-edgar?CIK=1886189